MFS Investment Management
111 Huntington Avenue
Boston, MA 02199
T +1 617 954 5000

May 1, 2013

Principal Life Insurance Company
711 High Street
Des Moines, IA 50392-1170
Attn: Sara Wiener

Re:	MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Variable
Insurance Trust III (the "Trusts")

Dear Ms. Wiener:

The purpose of this Letter Agreement is to confirm certain financial arrangements between MFS Fund Distributors, Inc. ("MFD"), the underwriter to the Trusts, and Principal Life Insurance Company (the "Company") in connection with the Company's investment in the Trusts. Effective May 1, 2013, MFD or its affiliates agree to pay an administrative services fee to the Company equal to, on an annualized basis, 0.20% of the net assets of the Trusts attributable to variable life or variable annuity contracts ("Policies") offered by the Company or its affiliates, with the exception of the MFS Blended Research Core Equity Portfolio, MFS Blended Research Small Cap Portfolio and MFS Limited Maturity Portfolio, for which the fee, if applicable, shall be 0.15% of the net assets of the Trust attributable to Policies offered by Company or its affiliates. In no event shall a fee be payable with respect to assets held in any money market portfolio.

Such fee shall be paid quarterly (on a calendar year basis) in arrears. Such fee shall continue to be due and payable for so long as the Company provides the Administrative Services described in Schedule A attached hereto with respect to Policies under which amounts are allocated to the Trust and this Letter Agreement remains in effect. This Letter Agreement may be terminated by MFD upon 90 days advance written notice and shall automatically terminate concurrently with the Amended and Restated Participation Agreement among the Trust, the Company and MFD effective May 1, 2013. Upon any such termination before the end of any calendar quarter, such fees will be prorated according to the proportion that the period bears to the full quarter and will be payable upon the date of termination.

Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this letter signed where indicated below by an appropriate officer of the Company and returning the executed duplicate to me.

Very truly yours,

MFS FUND DISTRIBUTORS, INC.

/s/James A. Jessee
By: James A. Jessee
President

Principal Life Insurance Company

/s/Sara Wiener
By: Sara Wiener
Title: Director - Life Product Mgmt

SCHEDULE A

The fees MFS pays to Company under the attached letter agreement are for the services described below. MFS' payment under the letter agreement does not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of shares of the Trust, and these payments are not otherwise related to investment advisory or distribution service or expenses. The amount of administrative expense payments made pursuant to this letter agreement will not be deemed to be conclusive with respect to actual administrative expenses or savings.

Administrative Services:

Maintain Books and Records

•	Record issuance of shares

•	Record transfers (via net purchase orders)

•	Reconcile and balance the separate account at the Trust level in the general ledger at various banks and within systems' interface

Communicate with the Trust

•	Purchase Orders
•Determine the net amount available for investment by the Trust
•Deposit receipts at the Trust's custodian (generally by wire transfer)
•Notify the custodian of the estimated amount required to pay dividends or distributions

•	Redemption Orders
•Determine the net amount required for redemptions by the Trust
•Notify the Custodian and Trust of cash required to meet payments

•	Daily pricing

Process Distributions from the Trust

•	Process ordinary dividends and capital gains

•	Reinvest the Trust's distributions

Reports

•	Periodic information reporting to the Trust and its Board

Proxy Solicitations

•	Assist with proxy solicitations specifically with respect to soliciting voting instructions from Contract owners

Trust-related Contract owner Services

•	Financial representative's advice to Contract owners with respect to Trust inquiries (not inducting advice about performance or related to sales)

•	Communicate information to Contract owners regarding Trust and subaccount performance